Filing by Columbia Funds Series Trust I pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company:

BMO Funds, Inc.

(SEC File No. 811-58433)

BMO FUNDS, INC.

BMO Dividend Income Fund	BMO Ultra Short Tax-Free Fund
BMO Large-Cap Value Fund	BMO Short Tax-Free Fund
BMO Mid-Cap Growth Fund	BMO Short-Term Income Fund
BMO Small-Cap Value Fund	BMO Intermediate Tax-Free Fund
BMO Small-Cap Growth Fund	BMO Strategic Income Fund
BMO Disciplined International Equity Fund	BMO Core Plus Bond Fund
BMO Pyrford International Stock Fund	BMO Growth Allocation Fund
BMO LGM Emerging Markets Equity Fund

(each, a “Fund,” and together, the “Funds”)

Supplement dated November 24, 2021 to the Prospectus,

Summary Prospectuses, and Statement of Additional Information each dated December 29, 2020, as supplemented

On August 11, 2021, the Board of Directors (the “Board”) of BMO Funds, Inc. (the “Corporation”) approved agreements and plans of reorganization (each a “Plan,” and together, the “Plans”) providing for the reorganization of certain series of the Corporation into a corresponding series of Columbia Funds Series Trust, Columbia Funds Series Trust I or Columbia Funds Series Trust II (each, a “Reorganization,” and together, the “Reorganizations”). The Board’s approval of each Reorganization was subject to approval by shareholders of the applicable series.

At a joint meeting of shareholders held on November 23, 2021, shareholders of each Fund approved the Plan with respect to their Fund. In addition, shareholders of each of the BMO Dividend Income Fund, BMO Large-Cap Value Fund, BMO Mid-Cap Growth Fund, BMO Small-Cap Value Fund, BMO Small-Cap Growth Fund and BMO Disciplined International Equity Fund approved a new investment advisory agreement between the Fund, and Columbia Management Investment Advisers, LLC which will take effect on or about December 16, 2021. Shareholders of the BMO Pyrford International Stock Fund approved a new investment subadvisory agreement between BMO Asset Management Corp. (“BMO AM”) and Pyrford International Ltd., which took effect on November 24, 2021, and shareholders of the BMO LGM Emerging Markets Equity Fund approved a new investment subadvisory agreement between BMO AM and LGM Investments Limited which took effect on November 24, 2021.

The Reorganizations of the BMO Pyrford International Stock Fund, BMO LGM Emerging Markets Equity Fund, BMO Short Tax-Free Fund, BMO Short-Term Income Fund, BMO Intermediate Tax-Free Fund, BMO Strategic Income Fund and BMO Core Plus Bond Fund are expected to close on or about December 10, 2021 (the “Tranche 1 Reorganizations”). The Reorganizations of the BMO Dividend Income Fund, BMO Large-Cap Value Fund, BMO Mid-Cap Growth Fund, BMO Small-Cap Value Fund, BMO Small-Cap Growth Fund, BMO Disciplined International Equity Fund, BMO Ultra Short Tax-Free Fund and BMO Growth Allocation Fund are expected to close on or about January 21, 2022 (the “Tranche 2 Reorganizations”). The closing of each Reorganization is subject to the satisfaction of the closing conditions set forth in the agreement and plan of reorganization applicable to each Fund. Effective immediately, the Funds participating in the Tranche 1 Reorganizations may begin to reposition their portfolios in preparation for the Reorganizations.

Funds participating in the Tranche 2 Reorganizations will begin to reposition their portfolios in preparation for the Reorganizations in January 2022. The combined proxy statement/prospectus that was mailed to shareholders of the Funds in advance of the joint meeting of shareholders included an estimate of the portfolio repositioning that was anticipated for each Fund as well as the net capital gains that could be realized due to such repositioning. Prior to the Reorganizations, each Fund will declare and pay a distribution to its shareholders, which, together with all previous distributions, will have the effect of distributing to its shareholders all of its investment company taxable income, net tax-exempt income, if any, and realized net capital gains, if any, through the closing of the Reorganizations

In anticipation of the Reorganizations, the last day for purchases and exchanges into the Funds, or redemptions from the Funds will be December 9, 2021, for any Fund participating in the Tranche 1 Reorganizations, and January 20, 2022 for any Fund participating in the Tranche 2 Reorganizations.

Please retain this Prospectus Supplement with your Prospectus, Summary Prospectus and Statement of Additional Information for future reference.